FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1  Name and Address of Company

Largo Inc. (the "Company")

First Canadian Place

100 King Street West, Suite 1600

Toronto, Ontario, Canada M5X 1G5

Item 2  Date of Material Change

January 8, 2026.

Item 3  News Release

On January 8, 2026, the Company issued a news release indicating the material change, which was disseminated on the Business Wire news service.

Item 4  Summary of Material Change

On January 8, 2026, the Company announced that it established an at-the-market ("ATM") offering (the "ATM Program") permitting issuances of up to US$60 million of common shares on The Nasdaq Stock Market, pursuant to an at the market offering agreement entered into with H.C. Wainwright & Co., LLC ("Wainwright") dated January 7, 2026 (the "ATM Offering Agreement").

Item 5.1  Full Description of Material Change

On January 8, 2026, the Company announced that it established an ATM Program permitting issuances of up to US$60 million of common shares on The Nasdaq Stock Market. Pursuant to the ATM Offering Agreement, sales of common shares under the ATM Program, if any, will be made through HCW, acting as the sole sales agent, at prevailing market prices at the time of sale, subject to market conditions and accordance with applicable securities laws. No sale of common shares under the ATM Program will be made in Canada or over or through the facilities of the Toronto Stock Exchange or any other exchange or market in Canada.

The Company views the ATM Program as an opportunity to provide additional financial flexibility and allow Largo to access the capital markets opportunistically, subject to market conditions, for working capital and general corporate purposes.

The Company filed a registration statement on Form F-3 (File No. 333-291472), including a base shelf prospectus, and a prospectus supplement with the U.S. Securities and Exchange Commission relating to the ATM Program.

Item 5.2  Disclosure for Restructuring Transactions

Not applicable.

Item 6  Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7  Omitted Information

Not applicable.

Item 8  Executive Officer

Further information regarding the matters described in this report may be obtained from Daniel Tellechea, Co-Chief Executive Officer & Director, at 416-861-9797 or info@largoinc.com.

Item 9  Date of Report

January 21, 2026.